SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9/A
(Rule 14d-101)

(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CORE PROPERTIES REIT, INC.
(Name of Subject Company)

CORNERSTONE CORE PROPERTIES REIT, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terry G. Roussel
Chief Executive Officer and President
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:
Robert H. Bergdolt
Jason C. Harmon
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011 (as amended from time to time, the “Schedule 14D-9”), by Cornerstone Core Properties REIT, Inc., a Maryland corporation (the “Company”).

The original filing on Schedule 14D-9 related to an offer (the “Tender Offer”) by MPF Income Fund 26, LLC, MPF DeWaay Fund 8, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 14, LLC, MPF Platinum Fund, LP, MPF DeWaay Fund 6, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC (collectively, the “Bidder”) to purchase up to 2,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company, at a price of $1.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the SEC on March 23, 2011, as amended from time to time (the “Offer to Purchase”).

Item 4.	The Solicitation or Recommendation

Item 4(c) of the Schedule 14D-9 is amended and superseded by the following:

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with Cornerstone Realty Advisors, LLC, the Company’s external advisor; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) considered various indications of value received by the Board of Directors’ prior to the receipt of the Tender Offer, including (i) appraisals obtained with respect to a majority of the properties in the Company’s portfolio in connection with refinancing transactions completed during the past 12 months, and (ii) discussions with a real estate industry consultant in connection with the Board of Directors’ exploration of strategic alternatives for the Company.

Role of the External Advisor.  Because the Company has no direct employees, it relies on personnel employed by the external advisor and its affiliates for the day-to-day operation of the Company’s business.  The Company’s Chief Executive Officer, Terry G. Roussel, who is also a director, and the Company’s Chief Financial Officer, Sharon C. Kaiser, are both employed by affiliates of the Company’s external advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the external advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s historical financial performance and future prospects.

    Indications of Value.  During the fourth quarter of 2010, the Company consulted with CB Richard Ellis (“CBRE”), a respected real estate industry consultant, to assist the Board of Directors in evaluating various potential strategies for generating additional capital for the Company in order to retire maturing debt.  Among the potential alternatives that CBRE was tasked to investigate were (i) joint venture transactions with institutional investors, (ii) selective dispositions of portfolio assets; and (iii) a portfolio sale or merger.  In connection with this assignment, CBRE developed and presented to the Board of Directors with discounted cash flow models for estimating the then-current market values of each or the Company’s real estate assets.  CBRE did not estimate the value of the Company’s other assets or attempt to determine an enterprise value for the Company.  CBRE was no longer engaged by the Company at the time of the present Tender Offer and the estimates originally produced by CBRE were not updated to reflect potential changes in market conditions at the time of the current Tender Offer.  Nevertheless, the Board of Directors considers the estimates developed by CBRE during the fourth quarter of 2010 to be relevant to informing its current determination.  The Board of Directors believes that these estimates would imply a value per Share well in excess of the $1 Offer Price.

In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.
the Board of Directors’ belief that the Offer Price represents an opportunistic attempt by the Bidders to purchase the Shares at a low price and make a profit, thereby depriving the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the bidders’ own characterization of their offer.  Specifically, the Board of Directors notes the following statement in the bidders’ materials: “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.  In establishing the purchase price of $1 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives.”  However the Board of Directors notes that, (i) as a non-exchange traded REIT, there is a limited trading market for the Shares and the Company has discontinued its share redemption plan and therefore Stockholders have limited liquidity options and (ii) that there can be no assurance as to the actual long-term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information.”

2.
the Board of Directors’ belief that the value per share of the Company’s Common Stock is considerably in excess of the Offer Price, and in excess of the Bidder’s own estimated liquidation value of approximately $2.13 per share, which belief is based on the discussions described above with the Company’s external advisor and its real estate industry consultant.  However, the Board of Directors notes that it has not formally determined the Company’s net asset value per share and does not currently expect to do so until 18 months following the termination of the Company’s follow-on public offering.  When the Board of Directors engages a valuation firm to establish an estimated net asset value per share, the Board of Directors expects that the value of the Company’s investments in real estate will be determined using either a comprehensive direct capitalization or discounted cash flow analysis that will employ then-current cash flow estimates, initial and/or terminal capitalization rates within historical average ranges and discount rates that fall within ranges that the firm performing the valuation believes are used by similar investors. To the extent that relevant data is available, the value of the Company’s real estate assets may also take into account the current relative prices paid in connection with comparable real estate transactions in the markets where the properties are located. The Company’s notes payable would be valued using a similar methodology using then-current estimates of cash flows based on the remaining loan terms and on estimates of current market interest rates for instruments with similar characteristics. The Company’s other assets and liabilities would generally be valued at their book value, except that certain assets and liabilities would be excluded from the calculation to the extent they were already considered in the real estate or other valuations. Because the Board of Directors has not engaged a firm to conduct this type of detailed analysis in connection with the Offer, the Board of Directors’ current belief regarding the value of the Company’s Common Stock may not be as reliable as a value established as in the manner described above.

3.
Current conditions of the Company’s portfolio of properties and the Board of Directors’ current assessment regarding future prospects for the portfolio. In particular, the Board of Directors is mindful that disruptions in the financial markets and the poor economic conditions that have persisted during the past few years have negatively impacted commercial real estate fundamentals and resulted in lower occupancy, lower rental rates and declining values in our portfolio.  The Board of Directors notes that portfolio occupancy and rental rates during 2009 and 2010 have been depressed relative to historical portfolio levels prior to 2009.  These results are attributable in part to the broader effects of the Great Recession of 2008-2009, which resulted in significant job losses throughout the country and had a significant adverse effect on the multitenant industrial real estate market.  However, the Board of Directors has also noted that during 2010, the significant and widespread concerns about credit risk and access to capital experienced during 2008 and 2009 began to subside, creating some optimism for a general economic recovery that will produce positive effects on the multitenant industrial real estate market in which the Company operates.  As a result the Board of Directors remains optimistic that portfolio occupancy rates and rents will improve from their recent lows, creating long term value for the Company’s stockholders that is not reflected in the $1 Offer Price.

4.
The fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with reasonable discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered. In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Bidder pursuant to the Offer to Purchase and that an individual stockholder may determine to tender based on, among other things, such stockholder’s individual liquidity needs.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is amended and superseded by the following:

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 16, 2011 (incorporated herein by reference).

Item 9.

Item 9 of the Schedule 14D-9 is amended and superseded by the following:

Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Form of letter to stockholders dated April 4, 2011 from Terry G. Roussel, President of Cornerstone Realty Advisors, LLC, the external advisor of the Company
(a)(2)	Form of letter to financial advisors (whose customers are stockholders of the Company) dated April 5, 2011 from Terry G. Roussel
(a)(3)	Form of e-mail to financial advisors (whose customers are stockholders of the Company) dated April 5, 2011 from Terry G. Roussel
(a)(4)	Form of e-mail to due diligence officers dated April 5, 2011 from Terry G. Roussel
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated March 18, 2011 filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 18, 2011 *
(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 16, 2011*

*    Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CORNERSTONE CORE PROPERTIES REIT, INC.

By:	/s/ Terry G. Roussel

Date:	April 25, 2011

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Form of letter to stockholders dated April 4, 2011 from Terry G. Roussel, President of Cornerstone Realty Advisors, LLC, the external advisor of the Company
(a)(2)	Form of letter to financial advisors (whose customers are stockholders of the Company) dated April 5, 2011 from Terry G. Roussel
(a)(3)	Form of e-mail to financial advisors (whose customers are stockholders of the Company) dated April 5, 2011 from Terry G. Roussel
(a)(4)	Form of e-mail to due diligence officers dated April 5, 2011 from Terry G. Roussel
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated March 18, 2011 filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 18, 2011 *
(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Cornerstone Core Properties REIT, Inc. with the SEC on March 16, 2011*

*    Incorporated by reference as provided in Items 3 and 8 hereto.